Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES (unaudited)

												Pro Forma
										Nine-Month		Nine-Month
										Period Ended		Period Ended
	Year Ended December 31,									September 30,		September 30,
	2008(1)	2007		2006		2005		2004		2009		2009
	(dollars in thousands)
Earnings:
(Loss) income before income taxes	$(210,870)	$116,498		$98,390		$104,904		$100,877		$99,656		$84,060
Fixed charges (excluding capitalized interest)	77,307	58,430		50,954		61,553		57,531		73,132		88,728
Amortization of capitalized interest	2,110	1,040		405		129		21		3,783		3,783

Total earnings	$(131,453)	$175,968		$149,749		$166,586		$158,429		$176,571		$176,571

Fixed charges:
Interest expense (including amortization of debt discount and issuance costs), net of capitalized interest	$76,639	$57,742		$50,291		$60,913		$57,003		$72,617		$88,213
Capitalized interest	14,091	19,879		8,120		5,042		1,663		8,769		8,769
Estimated interest component of rent expense	668	688		663		640		528		515		515

Total fixed charges	$91,398	$78,309		$59,074		$66,595		$59,194		$81,901		$97,497

Ratio of earnings to fixed charges	—	2.25	x	2.53	x	2.50	x	2.68	x	2.16	x	1.81	x
(1) For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $40,055.